Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2014	2013
Earnings:
Income before income taxes	$6	$23
Less: Capitalized interest	(3)	(3)
Add:
Fixed charges	61	64
Amortization of capitalized interest	1	1
Adjusted earnings	$65	$85
Fixed charges:
Interest expense	$36	$39
Amortization of debt costs	2	2
Rent expense representative of interest	23	23
Total fixed charges	$61	$64
Ratio of earnings to fixed charges	1.07	1.32